Exhibit 10.1

IMPORTANT INFORMATION
PLEASE READ CAREFULLY

TO:	Mitchell S. Bregman 6213 Pine Cone Court Long Grove, IL 60047
DATE:	November 30, 2010

Attached is a Release, Settlement and Income Protection Agreement (“Agreement”). By signing this document, you will be giving up any and all claims against Exide Technologies and others, (as described more fully in the General Release of Claims section of the Agreement) in exchange for income protection and other consideration upon your leaving Exide. You should read this document carefully and sign it only after you understand it and voluntarily agree to its terms. We advise you to consult with an attorney of your choosing before signing the Agreement.

INSTRUCTIONS FOR SIGNING AGREEMENT

You have a period of twenty-one (21) calendar days after receiving the attached Agreement to consider the offer it describes, as described in the Consideration Period section of the Agreement. To accept the offer, you must sign the Agreement, have it notarized and ensure that the signed and notarized Agreement is received by Barbara A. Hatcher, Executive Vice President and General Counsel, Exide Technologies, 13000 Deerfield Parkway, Building 200, Milton, GA 30004 no later than the end of the 21-day period.

From the date that you have signed the Agreement, you will have a period of seven (7) calendar days to revoke the Agreement if you choose. This right is described in the Revocation Period section of the Agreement. Notice of revocation must be submitted to Barbara A. Hatcher, Executive Vice President and General Counsel, Exide Technologies, 13000 Deerfield Parkway, Building 200, Milton, GA 30004. If you have not submitted your written notification of revocation on or before the seven (7) day period has expired, so that it is actually received within that time period, you cannot revoke the Agreement. If you revoke the Agreement, you will not be entitled to any of the income protection or other consideration it describes.

RELEASE, SETTLEMENT AND INCOME PROTECTION AGREEMENT

This Release, Settlement and Income Protection Agreement (“Agreement”) is entered into between Mitchell S. Bregman (“Employee”), and Exide Technologies, a Delaware corporation, with offices at 13000 Deerfield Parkway, Building 200, Milton, Georgia, 30004 (hereinafter referred to as “Exide” or “the Company”) effective April 1, 2011 (“Separation Date”).

In exchange for entering into this Agreement, Employee shall be entitled to the income protection and other benefits described in Paragraphs 1, 2, 3, 4, 5 and 6 below. Employee acknowledges and agrees that the income protection benefits constitute good, valuable and sufficient consideration for this Agreement.

For the period from the date of the execution of this Agreement, through March 31, 2011, Employee’s current base salary, Annual Incentive Plan (“AIP Plan”) eligibility, employee benefits and perquisites (if any), will remain unchanged subject to Paragraph 16 herein.

Employee acknowledges that no further equity or cash awards shall be provided to Employee under the 2004 Stock Incentive Plan, as amended from time to time, or the 2009 Stock Incentive Plan.

Employee also acknowledges and agrees that to the extent that the terms of this

Agreement are inconsistent or conflict with Exide Technologies’ Post Separation Income Protection Policy for Salaried Employees (the “Income Protection Plan” or “Plan”), the Income Protection Statement (“IPS”), attached as Exhibit A hereto, or any agreement that refers or relates to such Plan, this Agreement shall control.

NOW, THEREFORE, intending to be legally bound hereby, the parties agree as follows:

1. Income Protection Payments. Exide will pay Employee the amount of approximately $6,560.00 per week for 78 weeks following the Separation Date (for a maximum of Five Hundred Eleven Thousand, Six-Hundred and Eighty Dollars ($511,680.00)) (“Income Protection Payments”) subject to normal deductions for federal and state taxes and other required withholdings. The Income Protection Payments will be paid to Employee in installments, consistent with Exide’s regular payroll schedule and payable by direct deposit commencing on the first pay date on or after the first day of the seventh month following Employee’s termination of employment. The first such payment shall include a make-up payment equal to all Income Protection Payments that would have been made to Employee from the date of Employee’s termination of employment through such payment date absent the six month delay in payment. Each payment shall be considered a separate payment and not part of a series of payments for purposes of Section 409A of the Internal Revenue Code of 1986, as amended. The Income Protection Payments shall not be subject to reduction or mitigation should Employee find alternative employment during such seventy-eight (78) week period.

Notwithstanding the paragraph above, any Income Protection Payments or other payments made to Employee under this Agreement shall be first used to satisfy any obligations Exide may have to Employee under the Worker Adjustment and Retraining Act of 1988 (“WARN”) or similar statutes or regulations of any jurisdiction relating to any plant closing or mass lay-off or as otherwise required by law.

2. Annual Short-Term Incentive Payment. Exide will pay to Employee Employee’s earned fiscal 2011 Annual Incentive Plan award (the “Award”), if any, pursuant to the terms and conditions of the Fiscal 2011 Annual Incentive Plan (the “AIP Plan”). On April 15, 2011, Employee will receive an advance payment of $85,280, equal to one-half (1/2) of the target AIP Plan award (“Early AIP Payment”). Additional payout, if any, will occur after the fiscal 2011 results have been finalized, audited and approved by the Compensation Committee of the Board of Directors. Should the Early AIP Payment exceed any amount that Employee would have otherwise been eligible to receive under the AIP Plan, Employee shall be required to repay to the Company the difference between the Early AIP Payment and the amount that Employee would have otherwise been eligible to receive under the AIP Plan (the “Clawback Amount”). For the avoidance of doubt, the Company shall have the right to withhold any Income Protection Payments due to Employee under this Agreement to satisfy the Clawback Amount, to the extent such withholding would not give rise to a failure to comply with Section 409A of the Internal Revenue Code of 1986.

3. Outplacement, Tax and Financial Planning Services. Employee shall receive reimbursement for up to $25,000.00 in outplacement assistance costs incurred or paid during the twelve (12) months following January 1, 2011. Any such payments will only be made upon submission of proper documentation of the expenses, and payments will be made, at Employee’s election, (i) directly to the vendor or (ii) directly to the employee. All such reimbursements must be submitted and reimbursements made no later than December 31, 2012. Employee shall separately receive a payment of $16,400.00 to reasonably reimburse him for the expected costs of the tax and financial planning services that he will incur prior to December 31, 2011 in connection with this Agreement and the severance of his employment.

4. Vesting Acceleration. All restricted stock granted to Employee prior to April 1, 2011 that have not become non-forfeitable on the Separation Date shall become non-forfeitable on the Separation Date. Executive shall be entitled to satisfy any state and federal income tax resulting from the acceleration of any such restricted stock awards by cash payment or by the surrender of a portion of such awards. Unrestricted stock certificates shall be issued within fourteen (14) days after the Separation Date, at which time the shares will become transferable. All restricted stock units granted to Employee on March 22, 2007 that have not become non-forfeitable on the Separation Date shall become non-forfeitable on the Separation Date, and unrestricted share certificates shall be issued to Employee within fourteen (14) days of Employee’s separation from service on account of any restricted stock units that become non-forfeitable on the Separation Date. With respect to any restricted stock units that prior to the Separation Date became non-forfeitable, unrestricted share certificates shall be issued to Employee on the date that is six months after the Employee’s separation from service pursuant to the terms of the restricted shares unit award agreement. All stock options granted to the Executive after April 1, 2008 shall become immediately non-forfeitable and exercisable at the Separation Date. All of Employee’s outstanding non-qualified stock options at the Separation Date shall be permitted to be exercised within two (2) years following the Separation Date. All performance-based awards which have not vested and become payable as of the Separation Date shall be forfeited.

5. One Time Payment. Within seven (7) days after the Separation Date, Exide will make a one time payment to Employee in the amount of $19,680.00, subject to normal deductions for federal and state taxes and other required withholdings as payment in lieu of notice or any other income, time off, or vacation benefits to which Employee may believe he is entitled. Employee shall be allowed to carry forward nine (9) days vacation from calendar 2010 which has not been used by December 31, 2010, as long as such carryover days are taken by mutual agreement with the Company on or before March 31, 2011. No payment will be made to Employee for any such carryover days.

6. Health Benefit Continuation. Employee’s health (medical, dental, vision, health care flexible spending), AD&D and life insurance benefits will continue in a manner substantially the same as those benefits were provided immediately prior to the termination and at substantially the same cost to the employee, but subject to increases applied to active salaried employees until either (a) the first of the month after Employee becomes eligible for coverage by another employer or (b) the end of the month in which the final Income Protection Payment is made, whichever is shorter. Employee agrees to inform Exide immediately if he becomes eligible for health insurance coverage by another employer. During the period described above, the difference between the cost for benefit continuation of coverage that Employee would be required to pay for such continuation coverage under COBRA and the amount Employee is required to pay for such coverage during such period will be considered imputed income to Employee. Employee will be responsible for the payment of income tax as a result of such imputed income. During the period between termination of employment and commencement of Income Protection Payments, Employee will pay to Exide monthly payments equal to the amount Employee is required to pay for such coverage during such period; thereafter, Employee’s cost will be withheld from such Income Protection Payments. Employee may, but is not required, to continue participating in Exide’s medical and dental plans for a limited period of time by electing COBRA continuation coverage. Additional information about COBRA may be obtained by contacting Ms. Karen Smith, Employee Benefits, Exide Technologies, 13000 Deerfield Parkway, Bldg. 200, Milton, GA 30004.

7. General Release of Claims. Except as otherwise noted, Employee, for himself and his respective successors, representatives, administrators, executors, agents, heirs, beneficiaries and assigns, does waive, release and forever discharge Exide and the Releasees (as defined below) of and from any and all Claims (as defined below). This release covers any and all Claims arising from the beginning of time up to and including the date Employee executes this Agreement, including, but not limited to, all Claims relating, regarding or referring to Employee’s employment with Exide, the terms and conditions of such employment and his separation from such employment, but does not cover: (a) claims relating to the enforcement of this Agreement; and (b) claims for indemnification and/or coverage as an insured or additional insured under one or more insurance policies, in connection with any claims that might be brought against Employee subject to the terms and conditions of such insurance policy(ies). To the extent permitted by law, Employee agrees not to file a lawsuit to assert any Claims that are released herein. Employee also agrees and acknowledges that he has been paid properly and in full for all hours he has worked and for any vacation time.

a. Definition of “Claims”. For purposes of these release provisions, “Claims” includes, without limitation, all actions or demands of any kind against Exide and/or the Releasees (as defined below), or any of them, that Employee had, now has, or may have or claim to have in the future. More specifically, “Claims” include rights, causes of action, charges, suits, grievances, damages, penalties, losses, attorneys’ fees, costs, expenses, obligations, agreements, judgments and all other liabilities of any kind or description whatsoever, either in law or in equity, whether known or unknown, suspected or unsuspected.

All of the following are among the types of Claims which will be barred by this release and covenant not to sue:

• •	Contract claims (whether express or implied); Tort claims, such as for defamation or emotional distress;

•	Claims under federal, state and municipal laws, regulations, ordinances or court decisions of any kind;

•	Claims of discrimination, harassment or retaliation, whether based on race, color, religion, gender, sex, age, sexual orientation, handicap and/or disability, national origin or any other legally protected class;

•	Claims under the Age Discrimination In Employment Act, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, as amended, and similar state statutes and municipal ordinances;

•	Claims under the Employee Retirement Income Security Act, federal and state wage payment laws and federal and state wage and hour laws, including laws relating to overtime and vacation;

•	Claims under the Worker Adjustment and Retraining Act of 1988 or similar statutes or regulations of any jurisdiction relating to any plant closing or mass lay-off;

• • • •
Claims under the Family and Medical Leave Act and similar state leave laws;
Claims for wrongful discharge;
Claims for reasonable attorneys’ fees, including litigation expenses and costs;
Claims made under, or related to, Exide’s Income Protection Plan; and

•	Claims made under or related to any Exide bonus, incentive or other similar plan or program.

This list of Claims covered by this release is not intended to be, and shall not be construed as, an exhaustive list. By entering into this Agreement, Employee is not releasing his right to receive any employee benefits which vested and accrued prior to Employee’s last day of work and to which Employee is entitled under the governing plan documents for Exide’s employee benefit programs.

b. Definition of “Releasees.” For purposes of this Agreement, “Releasees” includes, without limitation, Exide Technologies and its past, present and future parents, affiliates, subsidiaries, divisions, predecessors, successors, assigns, employee benefit plans and trusts. It also includes all past, present and future managers, directors, officers, partners, agents, employees, shareholders, insurers, attorneys, representatives, consultants, associates, fiduciaries, plan sponsors, administrators and trustees of each of the foregoing.

c. Scope of Release. Employee declares and agrees that any Claims he may have incurred or sustained may not be fully known to him and may be more numerous and more serious than he now believes or expects. Further, in making this Agreement, Employee relies wholly upon his own judgment of the future development, progress and result of said Claims, both known and unknown, and acknowledges that he has not been influenced to any extent whatsoever in the making of this Agreement by any representations or statements regarding said Claims made by Exide and/or the Releasees, or any of them. Employee further acknowledges that he accepts the terms herein in full settlement and satisfaction of all such Claims and that no such Claim is reserved.

d. Indemnification for Breach of Agreement. Employee represents and warrants that no Claims covered by this paragraph 7 are now pending against Exide or any of the Releasees. Under the terms of this Agreement, and except as may be prohibited by law, Employee is barred from asserting any Claims against Exide or any of the Releasees. Except as may be prohibited by law, if Employee commences, joins in, continues or in any other manner attempts to assert any Claims in violation of this Agreement and covenant not to sue, or otherwise breaches any promise made in this Agreement, he agrees to indemnify and hold harmless Exide and the Releasees, or any of them, from and against all losses incurred, including without limitation, costs and attorneys’ and expert fees, in defending such Claims or pursuing any released party’s rights hereunder.

8. Cooperation in Legal Proceedings. During the period that Employee is receiving income protection benefits, he agrees to cooperate with Exide with respect to any past, present, or future claim, charge, action, suit, government or regulatory investigation, or other proceeding in a court of law, arbitration, government agency, or in any other forum, that has been, may be, or is threatened to be brought against Exide (including specifically any of its officers, directors or employees) and/or any of the Releasees, or that has been or is brought by or on behalf of Exide and/or any of the Releasees, that relates to or arises from any action or inaction that actually or allegedly occurred while Employee was employed by Exide (a “Proceeding”). Except as may be required by law, Employee shall not disclose or discuss with anyone who is not directing or assisting Exide in any Proceeding, other than Employee’s own attorney, the fact of or the subject matter of any Proceeding. In requesting cooperation and information from Employee, Exide will use its best efforts to arrange times that reasonably accommodate Employee and do not conflict with Employee’s prior business or personal commitments and, to the extent permitted by law, will reimburse Employee for any reasonable and pre-approved travel and other out -of- pocket expenses Employee incurs in providing the cooperation and assistance described in this paragraph so long as Employee submits adequate supporting documentation to Exide. Any reimbursement of expenses under this Section 8 shall be for expenses incurred by Employee during his lifetime and such reimbursement shall be made not later than the last day of the calendar year following the calendar year in which Employee incurs the expense. In no event will the amount of expenses so reimbursed by Exide in one year affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

9. Confidentiality of Agreement. Except as may be specifically and lawfully required or ordered by any state or federal administrative agency, tribunal or court, Employee will not disclose or communicate any term of this Agreement (“Confidential Term”) to any person except Employee’s spouse, Employee’s attorney, or (to the limited extent necessary to allow preparation of Employee’s tax returns) Employee’s accountant or financial advisor. Before Employee makes any such authorized disclosure, Employee will inform each such person to whom disclosure is to be made, that the terms of this Agreement are confidential, and Employee will secure the agreement of each such person to maintain the confidentiality of all such terms. If Employee discloses any terms of this Agreement to his spouse, moreover, he shall be responsible for any disclosure of any terms of this Agreement by his spouse, except as specifically permitted by this paragraph. Employee affirms that he and his spouse have complied with all of the terms of this paragraph up through the date on which he signed this Agreement.

Upon receipt of a subpoena or other compulsory process that could possibly require disclosure of any Confidential Term by Employee or his spouse, Employee shall provide a copy of the compulsory process and complete information regarding the date and circumstances under which he received it to Exide within twenty-four (24) hours of such receipt. Employee or his spouse will not make any disclosure until the Latest Possible Date for making such disclosure in accordance with the compulsory process (“Latest Possible Date”). If Exide seeks to prevent disclosure in accordance with the applicable legal procedures and provides Employee with notice before the Latest Possible Date that it has initiated such procedures, Employee and his spouse will take reasonable steps not to make disclosure of any Confidential Term that is the subject of such procedures until such objections are withdrawn or ruled upon, but may, if reasonably believed to be necessary to prevent being in contempt or violation of any applicable order or rule, comply with the subpoena or other compulsory process that could possibly require disclosure of any Confidential Term.

10. Covenant Not to Compete. Employee acknowledges that, as an executive of the Company:

(a) he has participated in the development of the Company’s strategies with respect to the design, development, marketing, and distribution by the Company of lead-acid batteries for both industrial and transportation applications (the “Business”);

b)  that, as an executive officer of the Company, he has been responsible for managing, and has supervised and managed, other employees of the Company performing a variety of services related to the industrial products of the Business;

(c) that the Company currently has customers, actively markets its products and services, and solicits customers throughout the world;

(d) that in the performance of his duties to the Company, he has been brought into frequent contact, either in person, by telephone, by e-mail, and otherwise, with existing and potential customers of the Business throughout the world, or has had responsibility for personnel who have had such contact and has had knowledge of such personnel’s activities; and

(e)  that he has had access to extensive Confidential Information (as defined in Section 12 of this Agreement) related to the Business, including valuable customer information, which has been developed by the Company through substantial expenditures of time, effort and money and constitutes valuable and unique property of the Company.

Employee therefore agrees and acknowledges that it is necessary for the protection of the Business that Employee not compete with the Company for a reasonable period of time.

Accordingly, Employee covenants that, for a period of seventy-eight (78) weeks commencing on the Separation Date, Employee will not, without the prior written consent of the Company, serve with respect to a business substantially similar to the Business, anywhere in the world, whether as a consultant, advisor, or manager, and whether as an employee, officer, director, independent contractor, or otherwise, any of the following companies, each of which Employee acknowledges is a major, world-wide competitor of the Business, or any company that controls or is controlled by any of the following companies or their respective successors:

East Penn Manufacturing Company, Inc.

C&D Technologies, Inc.

EnerSys

Johnson Controls, Inc.

FIAMM S.p.A.         .

11. Covenant Not To Solicit Employees. Employee further agrees that for a period of seventy-eight (78) weeks commencing on the Separation Date, he will not, directly or indirectly, for himself or for or on behalf of any business, divert, solicit or hire away, or attempt to divert, solicit or hire away, to provide services for himself or for any individual or entity whether or not such individual or entity conducts a business competitive with the business of the Company, any person employed or retained by the Company with whom Employee had actual work-related contact while employed or retained by the Company, whether or not such employee is a full-time employee, part-time employee or temporary worker of the Company, whether or not such individual is employed or retained pursuant to a written agreement and whether or not such individual is employed or retained for a determined period or at-will.

12. Confidentiality of Business Information. (a) By signing this Agreement, Employee warrants that he has not in the past, and agrees that for a period of two (2) years commencing on the Separation Date, will not, use or disclose any non-public or privileged information relating to the Company or any Releasee, or any of their activities, including, but not limited to, information about current or future products, marketing information, financing and other financial information, business plans, trademarks, copyrights, patents or patent applications, trade secrets, research and development activities or other intellectual property, manufacturing requirements, specifications, processes, practices and procedures, personnel information (including without limitation employee names, home addresses, performance, discipline, benefits, phone numbers, compensation, job descriptions or responsibilities), partners, potential partners, suppliers, potential suppliers, customer and potential customer information (collectively “Confidential Information”). Employee further agrees that he will not disclose any of Exide’s trade secrets after the expiration of this two-year term as long as such information remains a trade secret. Employee may use or disclose Confidential Information only:

1) with the prior written consent of Exide’s CEO or his designee; or

2) in a legal proceeding between Employee and Exide to establish the rights of either party under this Agreement, provided that Employee stipulates to a protective order to prevent any unnecessary use or disclosure; or

3) subject to a compulsory legal process that requires disclosure of such information, provided that Employee has complied with the procedures set forth in paragraph 12(b) below to ensure that Exide has an adequate opportunity to protect its legal interests in preventing disclosure.

(b) Upon receipt of a subpoena or other compulsory process that could possibly require disclosure of any Confidential Information by Employee or his spouse, Employee shall provide a copy of the compulsory process and complete information regarding the date and circumstances under which he received it to Exide within twenty-four (24) hours of such receipt. Employee or his spouse will not make any disclosure until the Latest Possible Date for making such disclosure in accordance with the compulsory process. If Exide seeks to prevent disclosure in accordance with the applicable legal procedures and provides Employee with notice before the Latest Possible Date that it has initiated such procedures, Employee and his spouse will not make disclosure of any Confidential Information that is the subject of such procedures until such objections are withdrawn or ruled upon.

13. Injunctive Relief. Employee acknowledges and agrees that (i) the covenants and agreements set forth in paragraphs 9, 10, 11, 12 and/or 15 above are reasonable and necessary for the protection of Exide’s legitimate business interests, (ii) Employee can honor all of those covenants without adversely affecting his ability to earn a fully adequate livelihood for himself and his dependents, (iii) irreparable injury will result to Exide if Employee breaches any of those covenants or agreements and (iv) in the event of Employee’s actual or threatened breach of any such covenants or agreements, Exide will have no adequate remedy at law. Employee accordingly agrees that in the event of any actual or threatened breach by him of any of those covenants or agreements, Exide shall be entitled to immediate injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages. Nothing in this Agreement shall be construed as prohibiting Exide from pursuing any other remedies available to it for any such breach or threatened breach, including recovery of monetary damages.

14. Return of Corporate Property. Employee acknowledges and agrees that, on or before his last day of work, Employee has returned all Exide property in his possession or under his custody or control, including both originals and copies, and including, but not limited to, all files, corporate credit cards, automobiles, keys and access cards, calling cards, cellular or mobile telephones (although Employee may keep his current cell phone number, 630-258-6499), parking permits, computer hardware (including but not limited to all personal computers, laptop computers, and personal data assistants and the contents thereof, as well as any passwords or codes needed to operate such equipment), computer software and programs, data, diskettes, external data storage drives or devices, materials, papers, books, memoranda, correspondence, notes, documents, records, lists, photographs, manuals, handbooks, notebooks, program listings, flow charts, policies, procedures, customer information, customer lists, vendor information and lists, marketing information, manufacturing specifications and plans, and data base information, that Employee has or had relating to Exide or any of its partners, suppliers, customers, clients, employees, plans, designs, trademarks, copyrights, patents or patent applications, trade secrets, research and development activities or other intellectual property, contracts, agreements, strategies, inventions, systems, policies, procedures, and/or practices (whether those materials are in paper or computer-stored form). Employee represents and warrants that he has not kept any originals or copies of any such items in any form. Employee further acknowledges and agrees that his access to such property and facilities ceased immediately upon his last day of work, and he shall be responsible for reimbursing Exide for all personal expenses associated with any of the foregoing incurred before that date.

15. Non-Disparagement. Employee agrees to refrain from making any derogatory or defamatory remarks or comments that disparage Exide or any of its officers, directors, employees, agents, products or services. Current members of Exide’s Executive Leadership Team will also refrain from making any derogatory or defamatory remarks or comments that disparage Employee.

16. Cooperation in Transition of Work. In further consideration of the payments and other consideration set forth in this Agreement, Employee agrees to not voluntarily terminate his employment prior to the Separation Date and to continue to perform Employee’s employment duties on the same basis as immediately prior to entering this Agreement from the date of entering this Agreement through the Separation Date. During such period, Employee shall remain in his current role as President, Industrial Americas, only through December 31, 2010, and thereafter perform such transitional responsibilities and projects as requested by the Company. If employee voluntarily terminates his employment or voluntarily ceases to perform his employment duties prior to the Separation Date, Employee agrees he will not be entitled to receive any of the Consideration outlined in this Agreement, including but not limited to, the rights described in Section 4 and Exide shall have no further obligations to Employee under this Agreement. Employee further agrees to provide Exide, upon request, with a list and a status summary of all outstanding matters, projects, commitments, work assignments, and all other related matters in which he was involved or working on behalf of Exide as of March 31, 2011 to identify all Exide personnel working with him on those matters, and further, to provide his professional and reasonable assistance to Exide in transitioning and completing such work.

17. No Admission of Wrongdoing or Liability. This Agreement is not an admission by Exide or any of the Releasees and it is specifically denied that any action Exide and/or any of the Releasees has taken or failed to take with respect to Employee was wrongful, unlawful, or susceptible of inflicting any damages or injury to Employee.

18. Consideration for This Agreement. Employee further acknowledges that the consideration recited in this Agreement is the sole and only consideration for this Agreement; that such consideration is adequate and fair; and that no representations, promises or inducements have been made by Exide, or any of its directors, officers, employees or agents other than as appear in this Agreement.

19. Consideration Period. Employee acknowledges that he has been provided with a period of twenty-one (21) days to consider the terms of this Agreement from the date this Agreement was first presented to him, and understands that he may take that entire period to sign and return this Agreement. Employee agrees that any changes to this Agreement, whether material or immaterial, will not restart the running of the 21-day period. Employee agrees to notify Exide of his acceptance of this Agreement by delivering a signed and notarized copy to Barbara A. Hatcher, Executive Vice President and General Counsel, Exide Technologies, 13000 Deerfield Parkway, Building 200, Milton, GA 30004 no later than the 21st day after he first receives this Agreement. Employee may, if he chooses, sign and return this Agreement before the 21-day consideration period expires, but if Employee does so, Employee agrees and acknowledges that his decision to do so was voluntary, knowing, and not induced by any fraud, misrepresentation, or threat to withdraw or alter the offer described in this Agreement.

20. Revocation Period. Employee acknowledges that he shall have seven (7) days after signing this Agreement to revoke it if he chooses to do so. If Employee elects to revoke this Agreement, he shall give written notice of such revocation to Barbara A. Hatcher, Executive Vice President and General Counsel, Exide Technologies, 13000 Deerfield Parkway, Building 200, Milton, GA 30004 in such a manner that it is actually received at that address within the seven (7) day period. Employee understands that if he exercises his right to revoke this Agreement, he will have no right to receive any of the consideration described in Paragraphs 1, 2, 3, 4, 5 and 6 above. This Agreement will not become enforceable until the day after the expiration of the Revocation Period.

21. Consultation with Legal Counsel. Exide advises Employee that he should consult with an independent attorney of his choosing before deciding whether to sign this Agreement. By signing this Agreement, Employee represents that he has exercised his right to consult with an attorney of his choosing to the full extent Employee felt necessary.

22. Certification of Understanding. Employee, intending to be legally bound hereby, certifies and warrants that he has read carefully this Agreement and has executed it voluntarily and with full knowledge and understanding of its significance, meaning and binding effect. Employee further declares that he is competent to understand the content and effect of this Agreement.

23. Integration. Except as expressly provided herein, this Agreement contains the entire understanding between Exide and Employee and supersedes all verbal and written agreements, and there are no other agreements, discussions, negotiations, proposals, representations, warranties or other understandings of or between the parties. In deciding to sign this Agreement, Employee has not relied upon, and is not relying upon, any statements, promises, or representations made by any employee, agent, or representative of Exide that are not expressly set forth herein. The terms of this Agreement cannot be changed except in a later document signed by both Employee and an authorized officer of Exide.

24. Governing Law. Except to the extent superseded by federal law (e.g., ERISA), this Agreement shall be governed, interpreted and applied according to the laws and judicial decisions of the State of Georgia, which is the state where Exide’s principal place of business is located, without giving effect to the choice of law provisions of any state.

25. Jurisdiction. In the event Employee breaches or threatens to breach Sections 9, 10, 11, 12 and/or 15 above, such that it becomes necessary for Exide to seek injunctive or other relief, the parties agree that jurisdiction for such litigation shall be in the State of Georgia, the state where Exide’s principal place of business is located. The parties further agree to submit to jurisdiction in the State of Georgia and hereby agree that they are subject to service of process issued from or in the State of Georgia.

26. Dispute Resolution. All disputes between Employee and Exide (or any of its former, current, or future parents, subsidiaries or affiliates), except claims for injunctive relief based on an actual or threatened breach of paragraphs 9,10,11, 12 and/or 15 above, or actual or threatened irreparable harm, or a claim by Employee for unemployment compensation, shall be submitted to binding arbitration. The arbitration shall be subject to the Federal Arbitration Act and shall be administered by and conducted pursuant to the JAMS Employment Arbitration Rules and Procedures (available online at www.jamsadr.com). The decision of the arbitrator(s) shall be final and may be recorded as a judgment in a court of competent jurisdiction.

27. Miscellaneous.

(a)	The headings in this Agreement are included solely for ease of reference and shall not be applied or construed to limit or expand upon the rights created hereunder.

(b)	This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any party.

(c)	Either party’s failure to insist upon strict compliance with any provisions of this Agreement, or its failure to assert any right it may have hereunder, will not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(d)	If any term, condition, or provision of this Agreement is construed by a court of competent jurisdiction to be invalid, void, unreasonable or unenforceable for any reason, such term, condition, or provision shall be deemed to be severable from the remainder of this Agreement and shall not cause the invalidity or unenforceability of the remainder of this Agreement. In addition, any such severed term, condition, or provision shall be replaced with a term, condition, or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid term, condition or provision.

(e)	Subject to Section 16 herein, in the event of Employee’s death occurring after the Separation Date, any unpaid income protection and other benefits described in Paragraphs 1, 2, 3, 4, 5 and 6 herein shall be paid to Employee’s estate.

(f)	Any future announcements by Exide, between the date of execution of this Agreement and March 31, 2011, regarding Employee will be furnished to Employee in advance for Employee’s review and comment prior to release by Exide.

Sworn to and Subscribed
Before Me this        day
of      , 2010.

Notary Public

EMPLOYEE
E-Mail:

Date:      , 2010

Exide Technologies

By:
Title:

Date:

EXHIBIT A
INCOME PROTECTION STATEMENT

Applicable To Designated Senior Executives Reporting To
The Chief Executive Officer

I.	INTRODUCTION

Unless otherwise specified in a written employment contract, employment at Exide Technologies is at-will, such that either the employee or Exide have the right to terminate the employment relationship for any or no reason, and at any time. At the same time, Exide believes that senior level employees should, under certain circumstances as set forth below, enjoy protection against income and benefits loss in the event of employment termination.

II.	INCOME PROTECTION PAY AND BENEFITS

In the event of employment termination, any employee who has previously been expressly designated as covered by this Income Protection Statement (“IPS”) in writing by the Executive Vice President, Human Resources or the Chief Executive Officer (“vesting designation”) shall be eligible to receive, as of the effective date of this IPS and subject to the terms below, one year (12 months) of the employee’s annual base salary, and any bonus or portion thereof that has already been earned at the time the termination occurs subject to and contingent upon the final terms and conditions of such bonus plan. Any earnings or benefits that the employee receives subsequent to the termination shall not reduce or mitigate the amount of earnings or benefits, respectively, received from Exide under this IPS.

Salary continuation income protection payments will be made pursuant to Exide’s standard payroll system and in the same fashion as the employee had been paid prior to the time of termination, commencing with the first pay date following the sixtieth day after the termination of employment, provided, however, if the employee is a “specified employee,” within the meaning of Section 409A of the Code, as defined in Section VII, at the time of his or her termination of employment, such payments shall commence on the first pay date on or after the first day of the seventh month following the employee’s termination of employment. The first such payment shall include a make-up payment equal to all income protection payments that would have been made to the employee from the date of the employee’s termination of employment through date of payment absent the six-month delay. The pro rata bonus amount, if any, will be paid when the bonus otherwise would be paid.

During the twelve month period following termination of employment, the Company will continue to provide the vested participant’s health (medical, dental, vision, and health care flexible spending), AD&D, disability and life insurance benefits in a manner substantially the same as those benefits were provided immediately prior to the termination and at substantially the same cost to the employee. During this twelve month period, the difference between the cost for benefit continuation of coverage that the employee would be required to pay for such continuation coverage under COBRA and the amount the employee is required to pay for such coverage during such period will be considered imputed income to the employee. The employee will be responsible for the payment of income tax as a result of such imputed income. During the period between termination of employment and commencement of income protection payments, the employee will pay to the Company monthly payments equal to the amount the employee is required to pay for such coverage during such period; thereafter, the employee’s cost will be withheld from such income protection payments.

If an employee receiving income protection under this Income Protection Statement dies while receiving income protection pay and/or other benefits but before he/she has received the total amount of income protection pay and/or other benefits to which he/she is entitled, the remaining portion will be paid to his/her beneficiary(ies).

Employees covered by this IPS shall also be entitled to exercise any vested stock option, restricted stock, or other stock-based rights in accordance with Exide’s applicable policies.

III.	ADDITIONAL CONDITIONS THAT MUST BE MET IN ORDER TO RECEIVE INCOME PROTECTION AND BENEFITS

A. Waiver and Release Of Claims: In order to receive income protection and benefits, an employee must execute and, where applicable, not revoke, on or before the sixtieth day following the employee’s termination of employment, a waiver and release of claims and agreement on confidentiality and non-competition in favor of Exide and in a form and substance reasonably satisfactory to Exide.

B. Employment Must Be Terminated Under Qualifying Circumstances: An employee is eligible to receive income protection and benefits only if employment is terminated under “qualifying circumstances.” Qualifying circumstances exist when (1) Exide terminates an employee’s employment without cause, or (2) where the employee resigns for a good reason.

A “termination without cause” is a termination for any reason other than (1) an employee’s willful failure to perform his or her duties (other than due to physical or mental illness) or to comply with the reasonable policies of the Company as written or as directed by the CEO, provided that if such failure is reasonably subject to cure, employee has not cured the failure within thirty (30) days from receipt of notice of the failure from the Company; (2) an act or omission that constitutes willful misconduct, gross negligence or fraud; (3) non-de minimus misappropriation, embezzlement, or dishonesty; or (4) conviction of or entering a plea of “guilty” or “no contest” to a felony.

A “resignation for a good reason” is a resignation for (l) a material adverse change in the employee’s job title, role or responsibilities; (2) a reduction in base salary or other fixed compensation or failure to pay or provide such compensation within thirty (30) days of when due; (3) relocation of the employee’s place of business without reasonable business justification or without reimbursement of reasonable and necessary relocation expenses; (4) material adverse change in any pension, medical, health, or accident or disability plan, except for changes affecting all similarly-situated employees.

IV.	OUTPLACEMENT ASSISTANCE

In addition to receiving income protection and benefits, employees whose employment ends under qualifying circumstances are entitled to receive (1) outplacement assistance suitable to the employee’s position and (2) individual tax and financial planning, at a total, combined cost not to exceed $20,000 (Twenty Thousand Dollars), provided however, that the reimbursement for individual tax and financial planning shall not exceed $16,250 (Sixteen Thousand Two Hundred Fifty Dollars). Outplacement assistance and individual tax and financial planning provided pursuant to this Section IV shall terminate no later than December 31 of the second year following the year of the employee’s termination of employment.

V.	AMENDMENT OR REVOCATION

No employee who has received a vesting designation (a “vested participant”) can, without the mutual consent of the vested participant and the Company, have his or her rights hereunder adversely affected in the event this IPS is amended or revoked. Any revocation or amendment shall be prospective in its effect, such that any amendment or revocation of this document would apply only to employees, who at the time of such amendment or revocation, are not already vested participants.

VI.	PRIOR PLANS OR POLICIES

This IPS supersedes and replaces any prior severance plans, policies, or programs applicable to a vested participant. To the extent there is any inconsistency or conflict between this Income Protection Statement and Exide Technologies’ Post Separation Income Protection Plan for Salaried Employees, the terms of this Income Protection Statement control.

VII.	MISCELLANEOUS

It is intended that this IPS and any ultimate release that may be executed pursuant to this IPS meet the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and same (i) shall be construed accordingly, (ii) to the extent necessary shall be deemed to be amended to the extent necessary to comply with Section 409A of the Code, and (iii) shall be operated in a manner to ensure such compliance. In the event it is determined by Exide that any provision of this IPS would cause Employee to be subject to income tax prior to payment or any additional tax penalties pursuant to Section 409A of the Code, such provisions shall be void ab initio and of no effect and Exide shall adjust the timing and form of payments and benefits hereunder to comply with Section 409A of the Code.